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Jon Gaines

jonathan.gaines@dechert.com 1 212 641 5600 Direct +1 212 698 0446 Fax

December 5, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Large Cap Core Fund (the “Fund”), a series of Old Westbury Funds, Inc. (File No. 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (“SEC”) on November 16, 2016, relating to the Special Meeting of Shareholders of the Fund being held to consider and act upon a proposal to approve an increase to the fee rate under the Investment Advisory Agreement between Bessemer Investment Management LLC and Old Westbury Funds, Inc., on behalf of the Fund, of approximately 0.05%, to take effect in connection with a change in investment strategy and expanded investment mandate for the Fund. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf. Below, we describe the changes made to the proxy statement in response to the SEC staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about December 5, 2016.

Comment 1.	Please consider presenting the following sentence on page 2 in bold: “The Board also approved, subject to shareholder approval of the Proposed Fee Change, the termination of a fee waiver agreement (the “Advisory Fee Waiver”), which would maintain the net operating expense ratio of the Fund at 1.00% or below through October 31, 2017.” Alternatively, please consider otherwise highlighting the disclosure regarding termination of the fee waiver.

Response 1.          We have revised the disclosure accordingly.

Comment 2.	Please consider presenting the current and pro forma fee and expense tables on page 3 side by side for ease of comparison.
Response 2.	We have revised the disclosure accordingly.

Comment 3.	Please revise the disclosure to clarify what is meant by “reasonable” in the following sentence on page 5: “The Board reviewed comparative performance over long-, intermediate- and short-term periods and noted that the Fund’s comparative performance was reasonable.”
Response 3.	We respectfully acknowledge the comment; however, we believe the current disclosure is appropriate.

Comment 4.	Please revise the disclosure “The Board also considered the ability of the Adviser to manage the Fund in the context of the Strategy Change, noting in particular its capabilities in connection with investments in small- and mid-capitalization stocks” to clarify whether the Adviser has previous experience managing small- and mid-capitalization stocks or whether the Adviser has only the capacity to manage such stocks.
Response 4.	We have revised the disclosure as requested to reflect that the Adviser has prevous experience managing a portfolio of small- and mid-capitalization stocks.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5600. Thank you.

Best regards,

/s/ Jon Gaines

Jon Gaines